Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 22, 2024

Relating to Preliminary Prospectus Supplement dated May 22, 2024 and

Prospectus dated September 23, 2022

Registration No. 333-267593

BlackRock TCP Capital Corp.

$325,000,000
6.95% Notes due 2029

PRICING TERM SHEET
May 22, 2024

The following sets forth the final terms of the 6.95% Notes due 2029 and should be read together with the preliminary prospectus supplement dated May 22, 2024, together with the accompanying prospectus dated September 23, 2022, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer	BlackRock TCP Capital Corp. (“TCPC”)
Security	6.95% Notes due 2029 (the “Notes”)
Aggregate Principal Amount Offered	$325,000,000
Maturity	May 30, 2029, unless earlier repurchased or redeemed
Trade Date	May 22, 2024
Price to Public (Issue Price)	98.888% of the principal amount, plus accrued and unpaid interest, if any, from the Settlement Date (as defined below)
Coupon (Interest Rate)	6.95% per year
Yield to Maturity	7.219%
Spread to Benchmark Treasury	T+275 basis points
Benchmark Treasury	4.625% UST due April 30, 2029

Benchmark Treasury Price and Yield	100-21¾ / 4.469%
Interest Payment Dates	May 30 and November 30, commencing November 30, 2024
Optional Redemption

Prior to April 30, 2029 (the date that is one month prior to the maturity date of the Notes), the Notes will be redeemable in whole or in part, at TCPC’s option at any time and from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of any Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 45 basis points, plus, in each case, accrued and unpaid interest, if any, to the date of redemption.

On or after April 30, 2029, at 100% of the principal amount redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

Change of Control	Holders have the right to require TCPC to repurchase the Notes at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the repurchase date, if any, in the event of a change of control repurchase event.
Settlement Date	May 30, 2024 (T+5)*
Denomination	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP	09259EAC2
ISIN	US09259EAC21
Joint Book-Running Managers	Morgan Stanley & Co. LLC BofA Securities, Inc. SMBC Nikko Securities America, Inc.

*	TCPC expects that delivery of the Notes offered hereby will be made against payment therefor on or about May 30, 2024, which will be the fifth business day following the date of the pricing of the Notes offered hereby (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes offered hereby prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Notes offered hereby initially will settle in T+5 business days, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.
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Investors are advised to carefully consider the investment objective, risks, charges and expenses of TCPC before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contain this and other information about TCPC and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet, is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of TCPC and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

TCPC’s shelf registration statement relating to these securities is on file and was deemed immediately effective upon filing with the SEC. The offering may be made only by means of the Preliminary Prospectus. When available, copies may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TCPC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus when available, if you request it, by contacting Morgan Stanley & Co. LLC by calling (866) 718-1649 or emailing prospectus@morganstanley.com; BofA Securities, Inc. by calling (800) 294-1322 or emailing dg.prospectus_requests@bofa.com; or SMBC Nikko Securities America, Inc. by calling (888) 868-6856 or emailing prospectus@smbcnikko-si.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg email or another communication system.

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